UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D. C. 20549 FORM 11-K
| X |	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006.
| |	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number   1-8222

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
     EMPLOYEE SAVINGS AND INVESTMENT PLAN
(Full title of the Plan)

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
(Name of Issuer of Securities)

     77 Grove Street, Rutland, Vermont            05701
(Address of Issuer's Principal Office)       (Zip Code)

Total Number of Pages in File: Index to Exhibits:	3 to be filed by amendment
Item 4. ERISA Financial Statement for the Plan To be filed by amendment pursuant to General Instruction A to Form 11-K. - 2 -

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employee Savings and Investment Plan ("ESIP") Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN
By	/s/ Joan F. Gamble Chair, ESOP/ESIP (401-K) Committee Vice President, Strategic Change & Business Services
Dated: March 28, 2007 - 3 -